                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(d), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (ORIGINAL FILING)


                               Caminus Corporation

                                (Name of Issuer)

                     Common Stock, $.01 par value per share

                         (Title of Class of Securities)

                                   133766 10 5

                                 (CUSIP Number)

                                December 31, 2000

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [x]   Rule 13d-1(d)

CUSIP No. 133766 10 5                                          Page 2 of 7 Pages


1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Brian J. Scanlan

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)   [ ]
             Not Applicable

                                                             (b)   [ ]

3            SEC USE ONLY


4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                           5        SOLE VOTING POWER

        NUMBER OF                   0 shares

         SHARES            6        SHARED VOTING POWER

       BENEFICIALLY                 1,215,966 shares

                           7        SOLE DISPOSITIVE POWER
      OWNED BY EACH
                                    0 shares

        REPORTING          8        SHARED DISPOSITIVE POWER

       PERSON WITH                  1,215,966 shares

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,215,966 shares

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             Not Applicable

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.7%

12           TYPE OF REPORTING (SEE INSTRUCTIONS)

             IN

CUSIP No. 133766 10 5                                          Page 3 of 7 Pages


1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Cynthia Chang

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)   [ ]
             Not Applicable

                                                             (b)   [ ]

3            SEC USE ONLY


4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                           5        SOLE VOTING POWER

        NUMBER OF                   0 shares

         SHARES            6        SHARED VOTING POWER

       BENEFICIALLY                 1,215,966 shares

                           7        SOLE DISPOSITIVE POWER
      OWNED BY EACH
                                    0 shares

        REPORTING          8        SHARED DISPOSITIVE POWER

       PERSON WITH                  1,215,966 shares

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,215,966 shares

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             Not Applicable

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.7%

12           TYPE OF REPORTING (SEE INSTRUCTIONS)

             IN

CUSIP No. 133766 10 5                                          Page 4 of 7 Pages




Item 1(a).                  Name of Issuer:

                            Caminus Corporation

Item 1(b).                  Address of Issuer's Principal Executive Offices:

                            825 Third Avenue
                            28th Floor
                            New York, NY 10022

Item 2(a).                  Name of Person(s) Filing:

                            Brian J. Scanlan
                            Cynthia Chang

Item 2(b).                  Address of Principal Business Office or, if None, Residence:

                            Brian J. Scanlan
                            c/o Caminus Corporation
                            825 Third Avenue
                            28th Floor
                            New York, NY 10022

                            Cynthia Chang
                            277 Old Church Road
                            Greenwich, CT 06830

Item 2(c).                  Citizenship:

                            Brian J. Scanlan and Cynthia Chang are citizens of the United States.


Item 2(d).                  Title of Class of Securities:

                            Common Stock, $.01 par value per share ("Common Stock").

Item 2(e).                  CUSIP Number:

                            133766 10 5

Item 3.                     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether
                            the Person Filing is a:

                            Not Applicable

CUSIP No. 133766 10 5                                          Page 5 of 7 Pages




Item 4.                     Ownership*

                            (a.)     Amount Beneficially Owned:
                                     i.       Brian J. Scanlan: 1,215,966 shares
                                     ii.      Cynthia Chang: 1,215,966 shares

                            *  Includes 1,195,758 shares of Common Stock held by ZAK Associates, Inc. ("ZAK").  ZAK is an entity which is 100% owned by the Scanlan Family Limited Partnership, of which
                            Brian Scanlan and Cynthia Chang are each a general partner.  Mr. Scanlan and Ms. Chang are husband and wife and share voting and dispositive power over the shares of Common
                            Stock owned by ZAK.  Mr. Scanlan and Ms. Chang share voting and dispositive power over the remaining 20,208 shares of Common Stock, which is held jointly by them.

                            (b.)     Percent of Class:
                                     i.       Brian J. Scanlan: 7.7%
                                     ii.      Cynthia Chang: 7.7%

                            (c.)     Number of Shares as to which the person has:

                                     i.       Sole power to vote or to direct the vote:
                                              1. Brian J. Scanlan: 0 shares
                                              2. Cynthia Chang: 0 shares

                                     ii.      Shared power to vote or to direct the vote:
                                              1. Brian J. Scanlan: 1,215,966 shares
                                              2. Cynthia Chang: 1,215,966 shares

                                     iii.     Sole power to dispose of or direct the disposition of:
                                              1. Brian J. Scanlan: 0 shares
                                              2. Cynthia Chang: 0 shares

                                     iv.      Shared power to dispose or to direct the disposition of:
                                              1. Brian J. Scanlan: 1,215,966 shares
                                              2. Cynthia Chang: 1,215,966 shares

Item 5.                     Ownership of Five Percent or Less of a Class:

                                 Not Applicable

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person:

                                 Not Applicable

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being

                            Reported on by the Parent Holding Company or Control Person:

                                 Not Applicable

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CUSIP No. 133766 10 5                                          Page 6 of 7 Pages


Item 8.                     Identification and Classification of Members of the Group:

                                 Not Applicable

Item 9.                     Notice of Dissolution of Group:

                                 Not Applicable

Item 10.                    Certifications:

                                 Not Applicable


CUSIP No. 133766 10 5                                          Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 9th day of February, 2001.


                             Brian J. Scanlan

                             By:      /s/ Brian J. Scanlan
                                      ---------------------------------
                                      Brian J. Scanlan




                             Cynthia Chang

                             By:      /s/ Cynthia Chang
                                      ---------------------------------
                                      Cynthia Chang